Via Facsimile and U.S. Mail
Mail Stop 03-09


February 24, 2005


Mr. Marc D. Grodman
Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, NJ 07407

Re:	Bio-Reference Laboratories, Inc.
	Form 10-K for the fiscal year ended October 31, 2004
	File No. 000-15266

Dear Mr. Grodman:

We have reviewed your filings and have the following comments. We have limited our review of the above referenced filings to only those issues addressed. We think you should revise your documents in response to these comments in future filings beginning with your Form
10-K for the fiscal year ended October 31, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide us this letter with detailed explanations keyed to our comments within 10 business days of the date of this letter or tell us when you will provide the letter prior to the expiration of the 10-day period. Please file your letter on
EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended October 31, 2004

Business

Billing, page 6

1. Please consider expanding your disclosures regarding "Billing" to include the following:

a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Disclose your policy for collecting co-payments, if applicable.

Management`s Discussion and Analysis

Overview, Page 17

2. Please consider expanding your disclosures to include the following:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

3. Please revise the filing to discuss your critical accounting policies. See Financial reporting release FR-60.

Liquidity and Capital Resources, page 20

4. State the steps you take in collecting accounts receivable.
Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

5. Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Financial Statements

Contractual Credits and Provision for Doubtful Accounts, page 49

6. State if you use specific identification for account write-offs of accounts receivable.

*    *    *    *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Whitnie Storey, Staff Accountant, at (202) 824-
5385
or Mary Mast, Senior Accountant, at (202) 942-1858 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Marc D. Grodman
Bio-Reference Laboratories, Inc.
Page 3